1875 K Street, N.W.
Washington, DC 20006-1238

Tel: 202 303 1000
Fax: 202 303 2000

July 18, 2025

VIA EDGAR

Ms. Deborah O’Neal

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:    iShares Trust (the “Trust”)

 (Securities Act File No. 333-92935 and

 Investment Company Act File No. 811-09729)

 Post-Effective Amendment No. 2,828

Dear Ms. O’Neal:

This letter responds to your comments with respect to post-effective amendment (“PEA”) number 2,828 to the registration statement of the Trust filed pursuant to Rule 485(a) under the Securities Act of 1933 (“Securities Act”), on behalf of iShares Asia 50 ETF a series of the Trust (the “Fund”):

The Securities and Exchange Commission staff (the “Staff”) provided comments to the Trust on July 8, 2025. For your convenience, the Staff’s comments are summarized below, and each comment is followed by the Trust’s response. Capitalized terms have the meanings assigned in the Fund’s Prospectus unless otherwise defined in this letter.

Comment 1:

In the Principal Investment Strategies section, please disclose whether investments are concentrated in any specific industry or sector. In addition, please add an appropriate risk factor for such industry concentration.

Response:	As requested, the Trust will include appropriate disclosure regarding industry concentration along with an applicable risk factor prior to the effective date of the registration statement.

Comment 2:	In the Principal Investment Strategies section, please update bracketed date reference from March 31, 2024 to March 31, 2025.

BRUSSELS CHICAGO DALLAS FRANKFURT HAMBURG HOUSTON  LONDON LOS ANGELES

MILAN MUNICH NEW YORK PALO ALTO PARIS ROME SAN FRANCISCO WASHINGTON

Securities and Exchange Commission

July 18, 2025

Response:	As requested, the Trust will update this date prior to the effective date of the registration statement.

Comment 3:

Please confirm whether the 80% policy of the Fund, which includes investing 80% of Fund assets in the component securities of its Underlying Index, will enable the Fund to comply with Rule 35d-1 of the Investment Company Act of 1940 (“1940 Act”).

Response:

The Trust confirms that the 80% policy of the Fund enables the Fund to comply with Rule 35d-1 of the 1940 Act. As disclosed in the Statement of Additional Information, the Fund may not under normal circumstances, invest less than 80% of the value of its net assets, plus the amount of any borrowings for investment purposes, in component securities of its Underlying Index or in depositary receipts representing component securities in the Underlying Index. The Underlying Index, in turn, measures the performance of 50 of the largest companies listed in the four major Asian markets of Hong Kong, Korea, Singapore and Taiwan.

Comment 4:	Please add risk factors for Investing in Hong Kong and Investing in Singapore to both the Prospectus. Please also confirm the inclusion of “Risk of Investing in Saudi Arabia.”

Response:

The Trust respectfully declines adding disclosure specific to Hong Kong as the disclosure “Risk of Investing in China” is inclusive of Hong Kong. The Trust also respectfully declines adding a risk factor with respect to Singapore as the Trust believes the “Risk of Investing in Asia” disclosure sufficiently covers any investment in Singapore made by the Fund. Further, investments in Singapore only account for a very small percentage of the Fund’s underlying index. The Trust has removed the Risk of Investing in Saudi Arabia risk factor with respect to the Fund, as requested.

Comment 5:

In the Performance section, please add narrative disclosure that details that the Fund changed its Underlying Index as of December 23, 2024 and that performance data prior to that date reflects the prior Underlying Index.

Response:	The first paragraph of the “Performance Information” on page S-7 now reads (with additions noted in bold):

The performance information below illustrates how the Fund’s performance has varied over different periods and provides some indication of the risks of investing in the Fund. The bar chart shows how the performance of the Fund has varied from one calendar year to another over the periods shown. The table compares the Fund’s performance to that of an appropriate broad-based securities market index and the Underlying Index. The performance information below prior to December 23, 2024, reflects the Fund’s prior Underlying Index, S&P Asia 50TM. Fund returns assume the reinvestment of any dividends and distributions. The Fund’s returns reflect the impact of any agreements to waive or reimburse expenses, which would

Securities and Exchange Commission

July 18, 2025

reduce performance if not in effect. Past performance (before and after taxes) does not necessarily indicate how the Fund will perform in the future. Updated performance information, including the Fund’s current NAV, may be obtained by visiting www.iShares.com or by calling 1-800-iShares (1-800-474-2737) (toll free).

Comment 6:

In the Statement of Additional Information, please add Risk of Investing in Hong Kong and Risk of Investing in Singapore to the risk factor table. Please also confirm whether Risk of Investing in Saudi Arabia is a principal risk factor of the Fund.

Response:

The Trust respectfully declines adding disclosure specific to Hong Kong as the disclosure “Risk of Investing in China” is inclusive of Hong Kong. The Trust also respectfully declines adding a risk factor to the SAI grid with respect to Singapore as the Trust believes the “Risk of Investing in Asia” disclosure sufficiently covers any investment in Singapore made by the Fund. Further, investments in Singapore only account for a very small percentage of the Fund’s underlying index. The Trust has removed the Risk of Investing in Saudi Arabia risk factor with respect to the Fund, as requested.

*      *      *

Sincerely,

/s/ Benjamin J. Haskin

Benjamin J. Haskin

cc:	Marisa Rolland

Adithya Attawar

Jennifer Kerslake

Caylyn Zanutto

Michael Gung

DeCarlo McLaren

Toree Ho

Luis Mora

George Rafal

Robert Harrington